Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) before income taxes	$(479,424)	$(353,136)	$(95,186)	$(84,202)	$(31,758)
Plus: fixed charges	54,807	47,829	51,187	58,450	55,398
Preference securities dividends	(25,325)	(29,722)	(18,604)	(6,047)	(6,047)
Earnings available for fixed charges	$(449,942)	$(335,029)	$(62,603)	$(31,799)	$17,593
Fixed Charges:
Interest expense	$54,807	$47,829	$51,187	$52,403	$49,351
Preference securities dividends	25,325	29,722	18,604	6,047	6,047
Total fixed charges	$80,132	$77,551	$69,791	$58,450	$55,398
Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a)	(b)	(c)	(d)	(e)

(a)	Earnings for the year ended December 31, 2015 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $530.1 million.
(b)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $412.6 million.
(c)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $132.4 million.
(d)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $90.2 million.
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $37.8 million.